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                             April 19, 2024

       Claudia Goldfarb
       Chief Executive Officer
       Sow Good Inc.
       1440 N. Union Bower Rd.
       Irving, Texas 75061

                                                        Re: Sow Good Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed on April 16,
2024
                                                            File No. 333-277042

       Dear Claudia Goldfarb:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

       Amendment No. 2 to Form S-1 filed April 16, 2024

       General

   1.                                                   Please update
disclosure throughout your registration statement regarding the number of outstanding securities
to reflect information as of the date of your prospectus. For example, on page 9 you
provide the number of outstanding stock as of December 31, 2023 and on page 79 you
provide the number of outstanding stock as of April 15, 2024.
   2. We note that your registration statement includes some exhibits have not yet been filed.
                                                        Please provide all
missing information, including exhibits, in your next amendment, or tell us when you intend to
do so. Please also confirm your understanding that the staff will need sufficient time to
review this information, and we may have additional comments at that time.
 Claudia Goldfarb
Sow Good Inc.
April 19, 2024
Page 2
Prospectus Summary
Recent Developments, page 4

3. We note you issued common stock in a private placement offering ("2024 PIPE") on
      March 28, 2024 at a price of $7.25 per share. We also note that the closing price of your stock, on the same date, was $10.50. Please explain to us how you determined the fair value of the common stock in the 2024 PIPE (i.e., $7.25). In your response, discuss how you considered your market activity (i.e., stock price, trading volume, etc.) and provide us with the authoritative guidance you used to support your accounting treatment.
4.    We note you entered into warrant exercise agreements (the "Warrant
Exercise
      Transaction") on April 15, 2024 where you agreed to amend certain existing promissory notes resulting in a reduction to the principal amounts of debt owed, as well as the issuance of 2,186,250 shares of common stock. Please address the following items.
          Provide us with a thorough analysis of the Warrant Exercise Transaction and tell us the specific authoritative guidance you used to support your accounting treatment.
          We refer to the first sentence on page 5 where you disclose "The net result of the
          Warrant Exercise Transaction...". Expand your disclosure to provide a more granular discussion of the transaction and the impact on each of your financial statements, differentiating the accounting treatment for the debt modification and the warrant modification.
Dilution, page 40

5. Please provide to us supplementally your computations of historical net tangible book value (deficit), pro forma net tangible book value, and pro forma as adjusted net tangible book value, as discussed in the paragraphs preceding the dilution table.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameClaudia Goldfarb
                                                            Division of
Corporation Finance
Comapany NameSow Good Inc.
                                                            Office of
Manufacturing
April 19, 2024 Page 2
cc:       Drew Valentine
FirstName LastName